Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$109,597	$84,466	$59,403	$44,411	$44,871
Add:
Interest expense	21,834	21,885	23,727	25,216	26,070
Capitalized interest	86	—	—	—	—
Interest portion of rental expense	1,332	1,191	1,024	822	651
Discount and debt expense amortization	1,361	1,498	1,974	2,817	1,836
Earnings available for fixed charges	134,210	109,040	86,128	73,266	73,428
Fixed charges:
Interest expense	21,834	21,885	23,727	25,216	26,070
Capitalized interest	86	—	—	—	—
Interest portion of rental expense	1,332	1,191	1,024	822	651
Discount and debt expense amortization	1,361	1,498	1,974	2,817	1,836
Total fixed charges	24,613	24,574	26,725	28,855	28,557
Ratio of earnings to fixed charges	5.5	4.4	3.2	2.5	2.6